Exhibit 15.2

CORPORATE GOVERNANCE REPORT FOR SEADRILL LIMITED

Seadrill Limited is a Bermuda limited liability company listed on the Oslo Stock Exchange.

Seadrill Limited (hereinafter "Seadrill" or the "Company") and its activities are primarily governed by the Bermuda Companies Act, its Memorandum of Association, and its Bye-laws. Certain aspects of the Company’s activities are governed by Norwegian law pursuant to the Listing Agreement between the Oslo Stock Exchange and the Company. In particular, the Norwegian Securities Trading Act and the Norwegian Stock Exchange Regulations will generally apply.

1.Implementation and reporting on corporate governance

The Board of Directors (the "Board") is of the opinion that the interests of the Company, and its shareholders taken as a whole, are best served by the adoption of business policies and practices which are legal, compliant, ethical and open in relation to all dealings with customers, potential customers and other third parties. These policies are fair and in accordance with best market practice in relationships with employees and are also sensitive to reasonable expectations of public interest.

The Board therefore commits the Company to good corporate governance, and has adopted the most current version - including the changes introduced on October 17, 2018 - of the Norwegian Code of Practice for Corporate Governance (the "Code"), prepared by the Norwegian Corporate Governance Board.

This review addresses each individual section of the Code and provides an explanation and description of the chosen alternative approach if the Company does not fully comply with the Code

The Company does not deviate from section 1 of the code.

2.Business

In accordance with common practice for Bermuda incorporated companies, the Company’s objects as set out in the Company’s Memorandum of Association are wider and more extensive than recommended by the Code. This represents a deviation from section 2 of the Code. However, the Company's and its subsidiaries' (collectively, the "Group") objectives and strategy are described in the following:

"Seadrill is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. The Company's primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep and ultra-deepwater areas and in benign and harsh environments. The Group contracts its drilling units primarily on a dayrate basis for periods between one and ten years to drill wells for its customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.
Through a number of acquisitions of companies, secondhand units and newbuildings, the Group has developed into one of the world's largest international offshore drilling contractors, providing jobs for more than 3,000 employees. The Group is headquartered in Bermuda and has worldwide operations where its activities are conducted in the global oil and gas industry. Most of the the Group's revenues are generated from areas where the rigs are in operation, such as Angola, Brazil, India, Nigeria, Norway, Saudi Arabia, Thailand, the United Kingdom, and the United States.

The Group has a young and versatile fleet of rigs comprising drillships, jack-up and semi-submersible rigs for operations in shallow to ultra-deepwater areas in both harsh and benign environments. Management believes that the Group is recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. The Group provides operations in the oil and gas exploration and development in regions throughout the world. The Group's offshore drilling services are provided to national, international and independent oil companies."

The Board is responsible for and shall take the lead on the Company's strategic planning, and should define clear objectives, strategies and risk profile for the Company's business activities such that the company creates value for the shareholders. The Company’s objectives, main strategies and risk profile are described in the annual report.

Seadrill has implemented corporate values, ethical guidelines, and guidelines for corporate social responsibility. These values and guidelines are described in Seadrill's Code of Ethics and Business Conduct and internal policies.

Other than as mentioned above, the Company does not deviate from section 2 of the Code.

3.Equity and Dividends

As of 31 December 2020, the Company's consolidated deficit on equity was USD -3,140 million. The Company had total assets of USD 3,961 million and total liabilities of USD 7,101 million. The total issued share capital of the Company amounted to 10 million divided into 100,384,435 shares each with a par value of USD 0.10.

The Board continuously evaluates the Company’s capital requirements to ensure that the Company’s capital structure is at a level which is suitable considering the Company’s objectives, strategy and risk profile. The Board has taken steps to improve the capital structure of the Company through US Chapter 11 cases filed in the Southern District of Texas on 7 and 10 February 2021.
Seadrill was incorporated on 14 March 2018 and has not paid any dividends since its incorporation.

Pursuant to Bermuda law and common practice for Bermuda incorporated companies, the Board has wide powers to issue any authorized unissued shares in the Company on such terms and conditions as it may decide, and may exercise all powers of the Company to purchase the Company’s own shares. The powers of the Board to issue and purchase shares are neither limited to specific purposes nor to a specified period as recommended in the Code.

Employee incentive plan

An employee incentive plan was implemented by the company pursuant to the terms of the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, which was filed with the United States Bankruptcy Court for the District of South Texas on February 26, 2018 and confirmed by the Bankruptcy Court on April 17, 2018. The incentive plan reserves an aggregate of 10 percent of the Company's shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of the Company and its subsidiaries and otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the Board.

On February 10, 2020 and June 17, 2020, a total of 149,462 shares were issued to employees following a vesting of restricted stock units awarded under our employee incentive plan, and on 4 September 2019, a total of 234,937 shares were in issued to employees following a vesting of restricted stock units awarded under our employee incentive plan.

Other than as mentioned above, the Company does not deviate from section 3 of the Code.

4.Equal treatment of shareholders and transactions with close associates

The Company has one class of shares. Each share in the Company carries one vote, and all shares carry equal rights, including the right to participate in general meetings. All shareholders shall be treated on an equal basis, unless there is just cause for treating them differently.

As is common practice for Bermuda limited companies listed on the Oslo Stock Exchange, no shares in the Company carry pre-emption rights. This constitutes a deviation from section 4 of the Code.

Any transactions the Company carries out in its own shares shall be carried out either through the Oslo Stock Exchange or with reference to prevailing stock exchange prices if carried out in another way. If there is limited liquidity in the Company’s shares, the Company shall consider other ways to ensure equal treatment of all shareholders.

In case of material transactions between the Company and a shareholder, a shareholder’s parent company, director, officer, or persons closely related to any of these, the Board will when appropriate obtain a valuation from an independent third party. Independent valuations shall also be obtained in respect of transactions between companies in the same group where any of the companies involved have minority shareholders.

Other than as mentioned above, the Company does not deviate from section 4 of the Code.

5.Shares and negotiability

The Company’s constituting documents do not impose any restrictions on the ability to own, trade or vote for shares in the Company and the shares in the Company are freely transferable.

However, the Bye-laws include a right for the Board to decline to register the transfer of any share, and may direct the Registrar to decline (and the Registrar shall decline if so requested) to register the transfer of any interest in a share held through Verdipapirsentralen (VPS), where such transfer would, in the opinion of the Board, likely result in 50% or more of the aggregate issued and outstanding share capital of the Company, or shares of the Company to which are attached 50% or more of the votes attached to all issued and outstanding shares of the Company, being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway or, alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a Controlled Foreign Company as such term is defined pursuant to Norwegian tax legislation. The purpose of this provision is to avoid the Company being deemed a Controlled Foreign Company pursuant to Norwegian tax rules. This represents a deviation from section 5 of the Code, but the board does not foresee that this provision will impact on the free transferability of the shares.

Other than as mentioned above, the Company does not deviate from Section 5 of the code.

6.General meetings

The annual general meeting of the Company shall be held once every year at such a time and place as the Board appoints. The 2020 annual general meeting was held on 3 December 2020. The Board shall make efforts to ensure that as many shareholders can participate in the Company’s general meetings and that the general meetings are an effective forum for the views of shareholders and the Board. In order to facilitate this:

•the notice and the supporting documents and information on the resolutions to be considered at the general meeting shall be available on the Company’s website no later than 21 calendar days prior to the date of the general meeting;
•the resolutions and supporting documentation, if any, shall be sufficiently detailed, comprehensive and specific to allow shareholders to understand and form a view on matters that are to be considered at the meeting;
•the registration deadline, if any, for shareholders to participate at the general meeting shall be set as closely to the date of the general meeting as practically possible and permissible under the provision in the Bye-laws;
•the members of the Board are present at the general meeting;
•the shareholders shall have the opportunity to vote separately on each individual matter, including on each individual candidate nominated for election to the Company’s Board and committees (if applicable); and
•There are routines to ensure the independent chairing of the general meeting if resolved by the general meeting. Pursuant to common practice for Bermuda incorporated companies, the Company’s Bye-laws states that the general meeting shall be chaired by the chairman of the Board unless otherwise agreed by a majority of those shares represented at the meeting.

Shareholders who cannot be present at the general meeting must be given the opportunity to vote by proxy or to participate by using electronic means. The Company shall in this respect:

•provide information on the procedure for attending by proxy.
•nominate a person who will be available to vote on behalf of shareholders as their proxy; and
•prepare a proxy form, which shall, insofar as this is possible, be formulated in such a manner that the shareholder can vote on each item that is to be addressed and vote for each of the candidates that are nominated for election.

The minutes of the annual general meeting will be published on the Company’s website no later than 15 days after the date of the meeting.

Other than as mentioned above, the Company does not deviate from Section 6 of the code.

7.Nomination Committee

As permitted under Bermuda law, the Company does not currently have a nominating committee. This represents a deviation from section 7 of the Code. In terms of nominations to the Board, the Board will seek to consult with key shareholders and carry out a careful review of suitable candidates.

8.The composition and independence of the Board

The Board composition is governed by the Company's Bye-laws. The Bye-Laws provide that, as long as Hemen Holding Limited's ownership interest is equal to or exceeds 5% and its ownership percentage has not previously fallen below 5%, the Board shall consist of not more than seven directors, unless the Company's shareholders by Ordinary Resolution (as such term is defined in the Bye-Laws) resolve otherwise and Hemen provides its prior written consent thereto. If Hemen's ownership interest falls below 5%, the number of directors shall be such number as the Company's shareholders by Ordinary Resolution may from time to time determine. Further provided that Hemen's Percentage Interest is equal to or exceeds 10% Hemen shall have the right to (i) appoint two persons as Hemen Directors (as defined in the Bye-Laws), of whom one shall be the chairman; and (ii) appoint two persons as Independent Nominees (as defined in the Bye-Laws), provided that the other directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Board. This represents a deviation from section 8 of the code.

As provided in the Company's Bye-laws, each member of the Board is elected at each annual general meeting and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. This is a deviation from section 8 of the code.

Under Bermuda law and the Company's Bye-laws, the Company is not required to have a board of directors comprised of a majority of shareholder-elected member meeting the independence standards described in the Code. However, the composition of the Board ensures that it can act independently of any special interests, and a majority of the shareholder-elected members of the Board are independent of the Company’s executive personnel and material business connections of the Company. In addition, at least two of the members of the Board are independent of the Company’s major shareholder(s). A major shareholder is defined as owning 10% or more of the Company’s shares or votes, and independence entails that there are no circumstances or relations that may be expected to be able to influence independent assessments of the person in question.

The Board does not include the Company’s chief executive officer or any other executive personnel. The composition of the Board does not meet the recommended gender guidelines of the Code (the percentage of current female board representation being 20%), but meets the Company’s need for expertise and diversity. A short description of our directors and their respective areas of expertise are presented on the Company’s website www.seadrill.com. As shown in the table below, there were three new board appointments in 2020.

Members of the Board are permitted to own shares in the Company.

Other than as mentioned above, the Company does not deviate from section 8 of the Code.

Name	Position	Considered independent of the main shareholders and management	Year of appointment
Bjarte Bøe	Director	Yes	2020
Birgit Aagaard-Svendsen	Director	Yes	2020
Glen Ole Rødland	Director and Chairman of the Board	Yes	2019
Gunnar Winther Eliassen	Director	No	2019
Herman R. Flinder	Director	Yes	2020

9.The work of the Board

The Board is ultimately responsible for the management of the Company and for supervising its day-to-day management. The duties and tasks of the Board are detailed in the Company’s Bye-laws.

The Board produces an annual plan for its work, with particular emphasis on objectives, strategy, and implementation. The Board issues instructions for its own work, as well as for the executive personnel, with particular emphasis on clear internal allocation of responsibilities and duties. The Board has not evaluated its own performance and expertise in 2020 as such an evaluation was considered premature for a board with majority new appointees. This represents a deviation from section 9 of the Code.

Directors and officers of the Company and other leading personnel shall notify the Board if they directly or indirectly have a significant interest in matters to be considered by the Board.

In order to conduct its work, the Board each year fixes in advance a number of regular scheduled meetings of the Board for the following calendar year, although additional meetings may be called.

The Board held 27 meetings in 2020. Directors may participate in any meeting of the Board by means of telephone or video conference.

The majority of Board meetings in 2020 were held digitally due to COVID-19. Minutes in respect of the meetings of the Board are kept by the Company in Bermuda. The Board shall provide details in the annual report of any Board committees appointed. As of 31 December 2020, the Company had the following Board-appointed Committees:

Audit and risk committee

The Board has established an Audit and Risk Committee among the members of the Board. The Audit and Risk Committee is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices; the Group's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the Group's internal audit function. In addition, the Audit & Risk Committee monitors and makes recommendations to the Board in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The committee will also evaluate any conflicts of interest between a director and the Company. As of 31 December 2020, the Audit and Risk Committee comprises Birgit Aagaard-Svendsen (chair) and Bjarte Bøe, both of whom are also members of the Board. The Audit and Risk Committee held 10 meetings in 2020.

Compensation committee

The Board has established a Compensation Committee among the members of the Board. The Compensation Committee is responsible for establishing and reviewing the executive officer's and senior management's compensation and benefits. As of 31 December 2020, the Compensation Committee comprises Herman Flinder (chair) and Glen Ole Rødland. The Compensation Committee held 6 meetings in 2020.

Restructuring steering committee

The Board has established a Restructuring steering committee among the members of the Board. The Restructuring Steering Committee is an adhoc committee and as of 31 December 2020 comprises Glen Ole Rødland, Birgit Aagaard-Svendsen, Gunnar Eliassen, Bjarte Bøe, Stuart Jackson and Sandra Redding. The primary purpose of the Restructuring steering committee is to provide oversight, guidance and support timely decision-making related to the financial restructuring to be undertaken by the Company. The Restructuring steering committee held 32 meetings in 2020.

Other than as mentioned above, the Company does not deviate from section 9 of the Code.

10.Risk management and internal control

The Board ensures that the Company has sound internal control procedures and systems to manage its exposure to risks related to the conduct of the Company’s business, to support the quality of its financial reporting and to ensure compliance with laws and regulations. Such procedures and systems shall contribute to securing shareholders’ investment and the Company’s assets.
Management and internal control is based on Company-wide policies and internal guidelines in areas such as Finance and Accounting, HSE, Project Management, Operation, Technical and Business Development, in addition to implementation and follow-up of a risk assessment process. The Company’s management system is central in the Company’s internal control and ensures that the Company’s vision, policies, goals and procedures are known and adhered to.

The Board shall carry out an annual review of the Company’s most important areas of exposure to risk and its internal control arrangements.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.
•Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Board’s Audit & Risk Committee follows up internal control in connection with quarterly reviews of the Group’s financial reporting in addition to three meetings in which internal control issues are addressed specifically. The chief executive officer, the Company’s other relevant senior staff and representatives of the external auditor, attend the meetings of the Audit & Risk Committee.

The Board also recognizes its responsibilities with regards to the Group’s values and guidelines for ethics and corporate responsibilities. Core values have been determined to reflect the Group’s focus on commitment, safety consciousness, creativity, competency and result orientation, and guidelines for the behavior of Group representatives are described in detail in the Code of Business Conduct. The Board annually reviews the Group’s most significant areas of exposure to risk and internal control arrangements.

The Company does not deviate from section 10 of the Code.

11.Remuneration of the Board of Directors

The remuneration of the Board is determined by the shareholders in a general meeting. The remuneration of the Board and its individual directors shall reflect the Board’s responsibility, competence, use of resources and the complexity of the business activities.

The remuneration of the directors shall not be linked to the Company’s performance and the directors do not receive profit related remuneration or share options or retirement benefits from the Company. Any remuneration in addition to normal fees to the directors is specifically stated in the annual report. Detailed information of Board remuneration can be found in Item 6.B. – “Compensation” of the annual report.

The members of the Board, or companies associated with members of the Board, have not been engaged in specific assignments for the company in addition to their appointments as members of the Board, save as set out in the related parties section in Note 32 to the consolidated financial statements.

The Company does not deviate from section 11 of the Code.

12.Remuneration of the executive personnel

Remuneration of the executive personnel is reviewed annually. The work is carried out by the Compensation Committee, which generally considers the executive personnel’s performance and also gathers information from comparable companies before making its recommendation to the Board for approval. Such recommendation aims to ensure convergence of the financial interests of the executive personnel and the shareholders. The Board approves any share option programs in the Company available to the employees of the Company and subsidiaries, see section 3 for more information on the employee incentive plan. Taking into consideration the size of the Company and the fact that the members of the Board are independent of executive personnel, the Board has not deemed it necessary to establish an absolute limit for performance-related remuneration. This represents a deviation from the Code.

Detailed information of remuneration, loans, shareholding of the management and any share option programs can be found in Item 6.B. – “Compensation” and Item 6.E. – “Share Ownership” of the annual report and Note 30 to the consolidated financial statements.

Other than as mentioned above, the Company does not deviate from section 12 of the Code.

13.Information and communications

The Company has established guidelines for reporting to the market and is committed to provide timely and precise information to its shareholders, Oslo Børs and the financial markets in general (through Oslo Børs’ information system). Such information is given in the form of annual reports, quarterly reports, press releases, notices to the stock exchange and investor presentations in accordance with what is deemed most suitable. Within these communications, the Company attempts to clarify its long-term potential, including strategies, value drivers and risk factors. The Company maintains an open and proactive policy for investor relations. Detailed investor relations information, including contact information, is available on the Company website.

The Company publishes an annual, electronic financial calendar with an overview of the dates of important events such as the annual general meeting, publishing of interim reports, open presentations, and payment of dividends.

Unless exceptions apply and are invoked, the Company discloses all inside information. In all circumstances, the Company will provide information about certain events, e.g. by the Board and general meeting(s) concerning dividends, amalgamations, mergers/demergers or changes to the share capital, the issuing of subscription rights, convertible loans and all agreements of major importance that are entered into by the Company and related parties.

The Company has procedures for communication with shareholders to enable the Board to develop a balanced understanding of the circumstances and focus of the shareholders. Such communication is carried out in compliance with the provisions of applicable laws and regulations.

Information to the Company’s shareholders is posted on the Company’s website at the same time that it is sent to the shareholders. Shareholders can contact the Company using a dedicated investor relations mail address seadrill@hawthornadvisors.com. The Company does not deviate from section 13 of the Code.

14.Take-overs

In the event of a take-over process, the Board shall ensure that the Company’s shareholders are treated equally and that the Company’s activities are not unnecessarily interrupted. The Board shall also ensure that the shareholders have sufficient information and time to assess the offer. In the event of a takeover process, the Board shall abide by the principles of the Code, and also ensure that the following take place:

a.the Board shall ensure that the offer is made to all shareholders, and on the same terms;
b.the Board shall not undertake any actions intended to give shareholders or others an unreasonable advantage at the expense of other shareholders or the Company;
c.the Board shall strive to be completely open about the take-over situation;
d.the Board shall not institute measures which have the intention of protecting the personal interests of its members at the expense of the interests of the shareholders; and
e.the Board must be aware of the particular duty the Board carries for ensuring that the values and interests of the shareholders are safeguarded.

The Board shall not attempt to prevent or impede the take-over bid unless this has been decided by the shareholders in general meeting in accordance with applicable laws. The main underlying principles shall be that the Company’s shares shall be kept freely transferable and that the Company shall not establish any mechanisms which can prevent or deter take-over offers unless this has been decided by the shareholders in general meeting in accordance with applicable law.

If an offer is made for the Company’s shares, the Board shall issue a statement evaluating the offer and making a recommendation as to whether shareholders should or should not accept the offer. If the Board finds itself unable to give a recommendation to the shareholders on whether to accept the offer, it should explain the reasons for this. The Board’s statement on a bid shall make it clear whether the views expressed are unanimous, and if this is not the case, it shall explain the reasons why specific members of the Board have excluded themselves from the statement. The Board shall consider whether to obtain a valuation from an independent expert. If any member of the Board, or close associates of such member, or anyone who has recently held a position but has ceased to hold such a position as a member of the Board, is either the bidder or has a particular personal interest in the bid, the Board shall obtain an independent valuation. This shall also apply if the bidder is a major shareholder (as defined in section 8 above). Any such valuation should either be enclosed with the Board’s statement or reproduced or referred to in the statement.

The Company does not deviate from section 14 of the Code.

15.Auditor

The Company's external auditor is PricewaterhouseCoopers LLP. The auditor is appointed by the general meeting and is independent of the Company and shall annually confirm its independence in writing to the Audit & Risk Committee.

The auditor holds office for the term resolved by the general meeting or until a successor is appointed and is responsible for the audit of the consolidated financial statements of the Company.

The Board ensures that the auditor annually presents an audit plan to the Audit & Risk Committee and/or the Board.

The Audit & Risk Committee invites the auditor to participate in the Audit & Risk Committee’s review and discussion of the annual accounts and quarterly interim accounts. In these meetings, the Audit & Risk Committee is informed of the annual and half-yearly accounts and issues of special interest to the auditor. At these meetings the auditor should review any material changes in the Company’s accounting principles, comment on any material estimated accounting figures and report all material matters on which there has been disagreement between the auditor and the management of the Company and/or the Audit & Risk Committee. The auditor does not participate in board meetings that deal with the annual accounts; this represents a deviation from section 15 of the Code.

At least once a year, the Audit & Risk Committee reviews the Company’s internal control procedures with the auditor, including weaknesses identified by the auditor and proposals for improvement. The Board has established guidelines specifying the right of the Company’s executive management to use the auditor for purposes other than auditing. The auditor’s remuneration is approved by the shareholders at the general meeting or in such manner as the general meeting may determine. For more information about remuneration of the auditor, see Item 16.C. – “Principal accounting fees and services” of the annual report.
Other than as mentioned above, the Company does not deviate from section 15 of the Code.